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[DELOITTE & TOUCHE LLP LETTERHEAD]


April 11, 1997


Securities and Exchange Commission
Mail Stop 9-5
450 5th Street, N.W.
Washington, DC 20549

Dear Sirs/Madams:

We have read Item 14 of Amendment No. 6 to the Form 10 Registration Statement, originally filed by J. C. Nichols Company (the "Company") with the Securities and Exchange Commission on or about September 30, 1996, and most recently amended on or about March 28, 1997. With respect to the first paragraph, we are in agreement with sentences one and two and four through six. We have no reason to either agree or disagree with the third sentence of that paragraph.

With respect to the second paragraph, we do not agree that a disagreement that would require disclosure pursuant to Item 304 of Regulation S-K has occurred. With respect to the first and second sentences of that paragraph, subsequent to the termination of our engagement, the Company raised certain concerns regarding the sufficiency of our disclosures to, and communications with, the Company's Board of Directors, regarding related party transactions and purported deficiencies in the Company's internal accounting controls. We have no reason to either agree or disagree with the third sentence of paragraph two. We are in agreement with sentence four of that paragraph. With respect to sentence five of that paragraph, Deloitte & Touche LLP entered into an agreement with the Company resolving certain issues as between them, which the Company has identified as the "Resolution Agreement".

Yours truly,



/s/ Deloitte & Touche LLP


cc:   Mr. Barrett Brady, President
      J.C. Nichols Company
      310 Ward Parkway
      Kansas City, Missouri 64112